SECURITIES AND EXCHANGE COMMISSION

                         Washington D.C. 20549

                               FORM 11-K

(Mark One)

[X]      Annual  Report  pursuant  to Section  15(3) of the  Securities
Exchange Act of 1934

For the fiscal year ended December 31, 1999

                                  OR

[_]      Transition report pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the transition period from _______________ to _______________

A.       Full title of the plan and the address of the plan, if
                  different from that of the issuer named below:

                             Mestek, Inc.
                        Retirement Savings Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executed office:

                             Mestek, Inc.
                         260 North Elm Street

                    Westfield, Massachusetts 01085

REQUIRED INFORMATION
                                                                         Page

A.  Financial Statements and Schedules

       Independent Auditors' Report                                        3

       Statements of Net Assets Available for Plan
           Benefits as of December 31, 1999 and 1998                       5

       Statements of Changes in Net Assets Available for
          Plan Benefits for the Years Ended December 31, 1999 and 1998     7

                      Notes to Financial Statements                        9



                              SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             MESTEK, INC.

                                             RETIREMENT SAVINGS PLAN

Date:  June 30, 2000                         /s/:  Jack E. Nelson

                                             Jack E.  Nelson
                                             Vice President-Human Resources

               Consent of Independent Certified Public Accountants

We have issued our report dated June 2, 2000, accompanying the financial statements of Mestek, Inc. Retirement Savings Plan contained in the annual report on Form 11-K for the year ended December 31, 1999. We hereby consent to the incorporation by reference of said report in the Mestek, Inc. Retirement Savings Plan Registration Statement on Form S-8.

GRANT THORNTON  LLP


Boston, Massachusetts
June 27, 2000

                      Mestek, Inc. Retirement Savings Plan

                            Financial Statements and

                              Report of Independent

                          Certified Public Accountants

                                December 31, 1999

MESTEK, INC. RETIREMENT SAVINGS PLAN

Table of Contents
December 31, 1999

-------------------------------------------------------------------------------

                                                                           Page

Report of Independent Certified Public Accountants..........................3

Financial Statements

     Statement of Net Assets Available for Benefits.........................4

     Statement of Changes in Net Assets Available for Benefits..............5

     Notes to Financial Statements..........................................6

               Report of Independent Certified Public Accountants

Plan Administrator
Mestek, Inc. Retirement Savings Plan

                  We have audited the accompanying statement of net assets available for benefits of Mestek, Inc. Retirement Savings Plan (the "Plan") as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

                  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                  In our opinion, such financial statements present fairly, in all material respects, the statement of net assets available for benefits of the Plan as of December 31, 1999, and the change in the statement of net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

GRANT THORNTON LLP


Boston, Massachusetts
June 2, 2000

MESTEK, INC. RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Benefits
December 31, 1999


ASSETS
  Investments:

    At Fair value - (note B)
      MassMutual Pooled Separate Accounts

        Core equity fund                                     $1,551,112
        Small company fund                                      173,999
        Balanced fund                                           184,791
        Intermediate bond fund                                   81,481
        Indexed equity fund                                     342,315
        Mestek stock fund                                           660
        Notes receivable from participants                      408,652
                                                              ----------
                                                               2,743,010

    At Contract value - (notes B and D)
      MassMutual Life Insurance Company
        Investment contract fund                               4,530,142
                                                               ---------

          Total investments                                    7,273,152

  Receivables:
    Participants' contributions                                   77,420
    Employer's contributions                                      28,740
                                                             -----------
         Total receivables                                       106,160
                                                              ----------

          NET ASSETS AVAILABLE FOR BENEFITS                   $7,379,312
                                                               =========



The accompanying notes are an integral part of the financial statements.


MESTEK, INC. RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits For the year ended
December 31, 1999

--------------------------------------------------------------------------------

                                                                                                        Notes
                                                                                       Inter-           Receiv
                                 Investment    Core       Small              Indexed   mediate  Mestek  able
                                                                                                        From
                                 Contract      Equity     Company   Balanced Equity    Bond     Stock   Parti
                                 Fund          Fund       Fund      Fund     Fund      Fund     Fund    cipants  Other      Totals
                                 ----------    ------     -------   -------- -------   -------  ------  -------  -----      ------
Additions:
  Contributions

    Participants                   $404,841    $154,278   $38,812   $25,236   $20,769  $18,254  $167      -      $77,420    $739,777
    Employer                        175,684      56,490    15,426    11,515     3,786    7,712   485      -       28,740     299,838
    Rollover                         20,996      19,243     9,486     9,978      -       8,642    -       -         -         68,345

  Investment income                 258,221     (42,267)   (1,320)   (2,363)   29,745   (1,336)    8    30,573      -        271,261
                                    --------    --------  --------  --------  -------   -------  ----   ------   ------   ----------

  Total additions                   859,742     187,744    62,404    44,366    54,300   33,272   660    30,573   106,160   1,379,221

Deductions to net
    assets attributed to:
  Benefits paid to participants     317,024      75,599    15,797    21,896     3,038    8,880    -       -         -        442,234
  Miscellaneous expenses              9,613       1,568       592       498        53      334    -       -         -         12,658
                                    --------    --------  --------  --------  -------   -------  ----  -------   -------   ---------

      Total deductions              326,637      77,167    16,389    22,394     3,091    9,214    -       -         -        454,892
                                    -------     --------  --------  --------  -------   -------  ----  -------   -------   ---------

Net increase prior
to interfund transfers              533,105     110,577    46,015    21,972    51,209   24,058   660    30,573   106,160     924,329
Interfund transfers (net)           (69,063)   (112,137)  (49,638)   (3,906)  291,106    2,036    -     45,806  (104,204)      -
                                    --------    --------  --------  --------  -------   -------  ---   -------   -------    --------

       NET INCREASE(DECREASE)       464,042      (1,560)   (3,623)   18,066   342,315   26,094   660    76,379     1,956     924,329

Net assets available
   for benefits:

  Beginning of year               4,066,100   1,552,672   177,622   166,725      -      55,387   -     332,273   104,204   6,454,983
                                  ---------   ---------   -------   -------   -------   ------  ----   -------   -------   ---------

  End of year                    $4,530,142  $1,551,112  $173,999  $184,791  $342,315  $81,481  $660  $408,652  $106,160  $7,379,312
                                  =========   =========   =======   =======   =======   ======   ===   =======   =======   =========

The accompanying notes are an integral part of the financial statements.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 1999


NOTE A - DESCRIPTION OF PLAN

   The following description of the Mestek, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

       The Plan was established as of June 1, 1984 under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       The Plan is a defined contribution plan established for the benefit of employees of Mestek, Inc. (the "Company") who are covered under regional collective bargaining agreements. Service eligibility requirements differ by division and collective bargaining agreements.

     Plan Amendment

       In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. "Company Stock" to be included as an investment option. The term "Company Stock" shall include shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a "qualifying equity security" as defined by ERISA. Up to 100% of the assets of the Plan (or if less, the maximum percentage under ERISA) may be invested in "Company Stock".

     Participant Contributions

       Participants   may  elect  to  have  up  to  fifteen   percent  of  their
       compensation withheld, up to the maximum allowed by the Internal Revenue Code.

       Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their gross earnings each year within the legal limits.

MESTEK, INC. RETIREMENT SAVINGS PLAN

December 31, 1999


NOTE A - DESCRIPTION OF PLAN - Continued

     Company Contribution

       The Company contributes differing amounts depending upon the division's collective bargaining agreement. Contributions are funded on a current basis. The Company contributions are as follows:

     Division                                             Agreement

Vulcan Radiator Corp.           Effective June 1, 1990, employees hired prior to
                                                June 1, 1984,  receive $.25/hour
                                           for the total hours worked per week.

                                                     Effective   June  1,  1990,
                                                     employees  hired  after May
                                                     31, 1984 and before June 1,
                                                     1990, receive $.20/hour for
                                                     the total hours  worked per
                                                     week.

                                                     Effective   June  1,  1990,
                                                     employees  hired  after May
                                                     31, 1990, receive $.10/hour
                                                     for the total hours  worked
                                                     per week upon  reaching the
                                                     first  anniversary  of  the
                                                     date  of  hire  and  having
                                                     completed  one full year of
                                                     service.  This  amount will
                                                     be  retroactive to the date
                                                     the  employee's  six  month
                                                     anniversary.    When    the
                                                     employee completes two full
                                                     years  of   service,   that
                                                     employee    will    receive
                                                     $.15/hour   for  the  total
                                                     hours worked per week.

                                                     Effective   June  1,  1993,
                                                     employees  hired after June
                                                     1, 1993  receive  $.10/hour
                                                     for each hour worked  after
                                                     they    completed    twelve
                                                     months of service. Employee
                                                     shall receive an additional
                                                     $.05/hours  for  each  hour
                                                     worked after he/she reaches
                                                     his 60th birthday.

                                                     Any employee  with one year
                                                     or   more   seniority   who
                                                     voluntarily  contributes 4%
                                                     or   more    (pre-tax)   of
                                                     his/her  gross wages to the
                                                     plan, shall be eligible for
                                                     a 1% gross wages additional
                                                     matching  contribution from
                                                     the Company.

Mestek, Inc. - Bradner          Effective  August 1, 1991, the Company matches
                                            25% of the elective  deferral,  not
                                                   to exceed 6% of gross salary.

MESTEK, INC. RETIREMENT SAVINGS PLAN

December 31, 1999



NOTE A - DESCRIPTION OF PLAN - Continued

     Division                                             Agreement

Mestek, Inc. - Wyalusing        Effective October 1, 1995, employees hired
                                                before October 1, 1992 receive
                                                 $.45/hour for each hour worked.
                                       Employees hired after October 1, 1992 and before October 1, 1995 receive $.20/hour for each hour worked. Employees hired after September 30, 1995 receive $.12/hour
                                       for each hour worked. Employees
                                        hired after September 30, 1995 shall
                                         not be eligible for participation until
                                        completing their probationary period.
                                        Upon attaining seniority status, the
                                        employee shall receive the Company's
                                      contribution back to the 30th day of work.

Cooper-Weymouth, Peterson -
       Clinton                  Effective February 1, 1994, eligible  employees
                                            receive a contribution of $.21/hour
                                                     prior to  February 1, 1994,
                                                     $.22/hour         effective
                                                     February 1, 1994, $.23/hour
                                                     effective  February 1, 1995
                                                     and   $.25/hour   effective
                                                     February  1, 1996.  Maximum
                                                     hours  to be  paid  are  40
                                                     hours  per  week,  after 60
                                                     days of service.

Mestex, Inc. - Dallas           Effective  August 1, 1991,  eligible  employees
                                              receive  $.08/hour  worked.  This
                                              rate will be adjusted as follows:

                                                              August  1,  1992 -
                                                              $.10    per   hour
                                                              worked  August  1,
                                                              1993   -$.12   per
                                                              hour worked August
                                                              1, 1994 - $.14 per
                                                              hour worked August
                                                              1, 1995 - $.15 per
                                                              hour worked

                                                     Effective  January 1, 1996,
                                                     eligible  employees receive
                                                     a 25% matching contribution
                                                     for    each    dollar    of
                                                     voluntary  contributions by
                                                     the employee, up to a limit
                                                     of the first 4% contributed
                                                     by the employee.

Mestek, Inc. - Waldron          Effective  April 1, 1991, the Company  matches
                                             25% of the elective  deferral,  not
                                                   to exceed 6% of gross salary.

Mestek, Inc. - Dundalk          Effective September 1, 1991, the Company matches
                                                 25% of the elective  deferral,
                                               not to exceed 6% of gross salary.

MESTEK, INC. RETIREMENT SAVINGS PLAN

December 31, 1999


NOTE A - DESCRIPTION OF PLAN - Continued

   Division                                             Agreement

Mestek, Inc. - Wrens            Effective March 1, 1995, the Company matches 25%
                                                 of the elective  deferral,  not
                                                   to exceed 6% of gross salary.

Pacific Air Balance ("PABI")    Effective October 1, 1997, the Company matches
                                            25% of the elective  deferral,  net
                                                   to exceed 6% of gross salary.

     Vesting

       All participant and Company contributions are 100 percent vested, except for the Bradner, Waldron, PABI and Dundalk locations where Company contributions vest over a seven year period.

     Investments

       Upon enrollment in the Plan, participants may direct contributions to any combination of fund options maintained by MassMutual Life Insurance Company ("MassMutual"). All funds (except for the Investment Contract), are invested in pooled separate accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through MassMutual's automatic record-keeping system. The following is a description of each investment option:

         The Investment Contract is invested in a group annuity contract issued by MassMutual. This fund will receive a rate of interest set by MassMutual annually (6.3% for fiscal 1999). Both the principal and interest are guaranteed by MassMutual for the duration of the contract.

         The Core Equity Fund invests primarily in common stocks of large, well established companies.

         The Small Company Fund invests mainly in common stocks of small, publicly traded companies that have some unique product, market position, or operating method which sets them apart.

         The Balanced Fund invests in a blend of three types of assets: stocks, bonds and short-term securities (or cash).

         The Intermediate Bond Fund invests mainly in investment-grade, publicly traded bonds (debt issued by the U.S. government, agencies and companies). The bonds mature over periods from 1 to 10 years.

MESTEK, INC. RETIREMENT SAVINGS PLAN

December 31, 1999


NOTE A - DESCRIPTION OF PLAN - Continued

       The Indexed Equity Fund invests in stocks which will approximate, as closely as possible, the Standard & Poor's 500 Index.

       The Mestek Stock Fund is invested in the common stock of Mestek, Inc.

       Included in investment income in 1999 is interest and dividends of $288,935 and realized and unrealized losses on investments of $17,674.

     Withdrawals

       Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, or determination of financial hardship.

     Notes Receivable from Participants

       Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at market rates and are repayable over a period not to exceed five years, except if the loan is used to purchase a residency in which the loans are repayable over a 10 year period.

     Payment of Benefits

       Upon termination of employment, a participant with $3,500 or more in vested benefits may receive the vested accrued benefits credited to his/her account or may elect to continue earning tax deferred interest on the vested portion of his/her savings account until retirement. A participant cannot, however, make any further contributions. Any participant with less than $3,500 receives a lump-sum cash payment.

       Normal retirement date for a participant is the first day of the month following the participant's 65th birthday. Participants are allowed to defer their retirement date past the normal retirement date and contributions will continue until the participant retires.

       Upon retirement, if the participant is not married, the normal form of benefit is a lump-sum cash payment. If a participant wishes he/she may elect any other option (except for an automatic joint and survivor annuity). If the participant is married, the normal form of benefit is an automatic joint and survivor annuity. Other options include a life annuity with 120 stipulated monthly payments and a full cash refund annuity.

MESTEK, INC. RETIREMENT SAVINGS PLAN

December 31, 1999


NOTE A - DESCRIPTION OF PLAN - Continued

     Expenses

       Administrative expenses paid by the Company are not included in the accompanying financial statements.

     Forfeitures

       Forfeitures are held in an interest bearing holding account by the Trustee, MassMutual Life Insurance Co. The Company may apply these amounts to any outstanding administrative costs due to the Trustee.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The following are the significant accounting policies followed by the Plan:

     Basis of Accounting

       The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

     Investment Valuation

       The Plan's investments are stated at fair value, except for its investment contract which is valued at contract value (see note E).

     Allocations to Participants' Accounts

       Amounts contributed to the Plan by the Company are credited to each participant's account on the last day of each valuation period. A participant must be employed on that date to be credited for Company contributions in that period unless employment ended during the period due to retirement, disability or death.

       As of each valuation date, investment income is allocated to participant accounts in proportion to the number of investment units held by each participant.

       The Plan is valued on a monthly basis.

MESTEK, INC. RETIREMENT SAVINGS PLAN

December 31, 1999 and 1998


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     Payment of Benefits

       Benefit payments to participants are recorded upon distribution.

     Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE C - PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA and regional collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY

   The Plan has an investment contract with MassMutual. MassMutual maintains the contributions in a pooled account. The account is credited with a guaranteed rate of return and is charged for Plan withdrawals and administrative expenses charged by MassMutual. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

NOTE E - TAX STATUS

   The Internal Revenue Service has determined and informed the Company by letter dated June 16, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Management believes that the Plan continues to qualify and to operate within the applicable provisions of the Internal Revenue Code.